SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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SCHEDULE TO/A
(RULE 14D-100)
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)

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MORRISON MANAGEMENT SPECIALISTS, INC.
(Name of Subject Company (Issuer))

YORKMONT ONE, INC.
COMPASS GROUP PLC
(Names of Filing Persons (Offerors))

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COMMON STOCK, PAR VALUE $0.01 PER SHARE
(INCLUDING ASSOCIATED RIGHTS TO PURCHASE SERIES A JUNIOR PARTICIPATING PREFERRED
STOCK)
(Title of Class of Securities)

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618459101
(Cusip Number of Class of Securities)

LAUREN A. STOERY, ESQ.
GENERAL COUNSEL
COMPASS GROUP USA, INC.
2400 YORKMONT ROAD
CHARLOTTE, NORTH CAROLINA 28217
TELEPHONE: (704) 329-4034
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Persons)

COPY TO:

BOYD C. CAMPBELL, JR., ESQ.
SMITH HELMS MULLISS & MOORE, L.L.P.
201 NORTH TRYON STREET
CHARLOTTE, NORTH CAROLINA 28202
TELEPHONE: (704) 343-2030

CALCULATION OF FILING FEE

                                 TRANSACTION VALUATION*                            AMOUNT OF FILING FEE**
                                 $511,353,360                                             $102,270.68

* For purposes of calculating the filing fee only. This calculation assumes the purchase of 12,783,834 shares of common stock of Morrison Management Specialists, Inc. at the tender offer price of $40.00 per share of common stock.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction valuation.

 [X ] CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid:...................... $102,270.68
Form or Registration No.:.................... Schedule TO/A Amendment No. 4
Filing Party:.............................. Yorkmont One, Inc. and Compass Group Plc
Date Filed:................................ April 5, 2001

[ ] CHECK THE BOX IF THE FILING RELATES TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14D-1.
[ ] ISSUER TENDER OFFER SUBJECT TO RULE 13E-4.
[ ] GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13E-3.
[ ] AMENDMENT TO SCHEDULE 13D UNDER RULE 13D-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

     This Amendment No. 4 (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") as amended by Amendment No. 1 to the Schedule TO filed March 1, 2001, Amendment No. 2 to the Schedule TO filed March 19, 2001 and Amendment No. 3 to the Schedule TO filed April 2, 2001, each relating to the offer by Yorkmont One, Inc., a Georgia corporation (the "Purchaser") and a wholly owned indirect subsidiary of Compass Group PLC, a public limited company incorporated under the laws of England and Wales ("Parent"), to purchase all the outstanding shares of common stock, par value $.01 per share, including the associated rights to purchase Series A Junior Participating Preferred Stock (the "Shares"), of Morrison Management Specialists, Inc., a Georgia corporation (the "Company"), at a purchase price of $40.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 16, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal. This Amendment is being filed on behalf of the Purchaser and Parent. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

ITEMS 8 and 11

     Items 8 and 11 are hereby amended and supplemented to add the following:

     "The subsequent offering period for the Offer expired at 5:00 P.M., New York City time, on Wednesday, April 4, 2001. Based on preliminary information provided by the Depositary, a total of 11,870,459 shares, including guaranteed deliveries, have been validly tendered and not withdrawn pursuant to the Offer, representing approximately 92.5% of the total issued and outstanding shares.

     On Thursday, April 5, 2001, Parent announced that it completed its acquisition of the Company. As a result of the merger, effective April 5, 2001, each share was converted into the right to receive $40.00 in cash. Shares will cease to be traded on the New York Stock Exchange before the opening of business on Friday, April 6, 2001."

ITEM 12. EXHIBITS.

*(a)(1)(A) Offer to Purchase dated February 16, 2001.
*(a)(1)(B) Letter of Transmittal.
*(a)(1)(C) Notice of Guaranteed Delivery.
*(a)(1)(D) Letter to Brokers, Dealers, Banks, Trust Companies and Other
Nominees.
*(a)(1)(E) Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
*(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on
Substitute Form W-9.
*(a)(1)(G) Joint Press Release issued by Parent and the Company on February 6, 2001.
*(a)(1)(H) Summary Advertisement published February 16, 2001.
*(a)(5)(A) Press Release issued by Parent March 1, 2001.
*(a)(5)(A) Press Release issued by Parent April 2, 2001.
(a)(5)(A) Press Release issued by Parent April 5, 2001.
(b) Not applicable.
*(d)(1) Agreement and Plan of Merger dated as of February 6, 2001, as amended, among Parent, Purchaser and the Company.
*(d)(2) Confidentiality Agreement dated December 4, 2000, between Parent and the Company.
*(d)(3) Employment Agreement and Addendum, each dated as of February 5, 2001 between the Company and Glenn A. Davenport.
*(d)(4) Employment Agreement and Addendum, each dated as of February 5, 2001 between the Company and K. Wyatt Engwall.
*(d)(5) Employment Agreement and Addendum, each dated as of February 5, 2001 between the Company and Gary L. Gaddy.
(g) Not applicable.
(h) Not applicable.
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* Previously filed.

                                          SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          YORKMONT ONE, INC.

                                          By: /s/ THOMAS G. ONDROF
                                                    Thomas G. Ondrof
                                                     Chief Financial Officer

                                          COMPASS GROUP PLC

                                           By: /s/ THOMAS G. ONDROF
                                                     Thomas G. Ondrof
                                                      Authorized Agent

Dated: April 5, 2001